FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2007

Commission File Number: 001-12440

ENERSIS S.A.

(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

FELLER RATE UPGRADED ENERSIS
AND ITS MAIN GENERATION SUBSIDIARY ENDESA CHILE

(Santiago, Chile, July 6th, 2007) ENERSIS S.A. (NYSE: ENI) announced that Feller Rate improved the credit risk classification for the Company’s local bonds and bonds lines to the level “AA-” from “A+”, with stable outlook. These ratings had been under positive outlook since July, 2006.

Feller Rate remarked, that it had raised the risk rating category based upon Enersis’ improved financial profile, derived from the better financial situation of the Chilean subsidiary Endesa Chile, as well as to the sustained positive results arising from the distribution business, mainly through the subsidiary Chilectra.

At the same time, and due to a healthy financial flexibility, the agency expects that Enersis will continue facing refinancing of its consolidated debt maturity in better terms and conditions, to reduce its total debt.

On the other hand, the stable outlook reflects the perspectives of Feller Rate over the Company for the period 2007-2011, in connection with the improvements in its consolidated financial coverage ratios, due to a better performance and strengthening of its investments, including stronger cash flows from its subsidiaries – especially those based in Chile -.

Regarding Endesa Chile’s financial situation, Feller Rate stated that, as a result of structural changes in the local electric generation sector, the company has improved its cash flows, as well as its financial flexibility, presenting positive perspectives in terms of its consolidated financial coverage ratios and consolidated debt.

Chilectra, the Chilean distribution subsidiary, represents the most important cash source for Enersis within the distribution business segment, and – based on Feller Rate analysis – as the company operates in a stable and profitability sector, and also considering the inexistence of debt with third parties, allows Chilectra to generate significant operating cash flows net from investment expenses and transfer them to Enersis through dividend and payment of intercompany debt.

This rating improvement adds to the recent upgrade made by Standard & Poor’s last July 3rd, to “BBB” from ”BBB-”, with “stable outlook”.

For further information, please contact us:

Susana Rey
Head of Investor Relations
srm@e.enersis.cl
56 (2) 353 4554

Carmen Poblete	Ignacio Gonzalez	Denisse Labarca	Doris Saba
Investor Relations	Investor Relations	Investor Relations	Investor Relations
Representative	Representative	Representative	Representative
cpt@e.enersis.cl	ijgr@e.enersis.cl	dla@e.enersis.cl	dsb@e.enersis.cl
56 (2) 353 4447	56 (2) 353 4552	56 (2) 353 4492	56 (2) 353 4555

Maria Luz Muñoz
Investor Relations
Assistant
mlmr@e.enersis.cl
56 (2) 353 4682

SANTA ROSA #76 15 FLOOR	www.enersis.cl

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENERSIS S.A.

By: /s/ Ignacio Antoñanzas
--------------------------------------------------

Title: Chief Executive Officer

Date: July 10, 2007